UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

Notice to the Market

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 12 of CVM Instruction No. 358/02, announced that, on this date, it received a letter from J. SAFRA SERVIÇOS DE ADMINISTRAÇÃO FIDUCIÁRIA LTDA., as transcribed below:

“To:

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

Attention Mr. Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

RE: DISCLOSURE OF INFORMATION REGARDING THE AQUISITION AND ALIENATION OF MATERIAL SHARES AND TRADING BY CONTROLLING ENTITIES AND SHAREHOLDERS – ARTICLE 12 OF ICVM 358/2002.

J.SAFRA SERVIÇOS DE ADMINISTRAÇÃO FIDUCIARIA LTDA., a limited liability company with headquarters located on Avenida Paulista, No. 2100, in the City and State of São Paulo, registered under Corporate Taxpayers’ Registry (CNPJ/MF) No. 06.947.853/0001-11, duly registered with the CVM to manage equity portfolios pursuant to CVM Declaration No. 14,105, dated February 23, 2015, in its capacity as Administrator of Investment Funds managed by BANCO SAFRA S.A. – CNPJ/MF 58.160.789/0001-28, among them the fund VIRGO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR - CNPJ: 11.715.076/0001-10, also managed by BANCO SAFRA S/A., whose equity in the company was communicated to the company on February 1, 2017, pursuant to the provisions of Article 12 of CVM Instruction 358, dated January 12, 2002, hereby informs the following with respect to the acquisitions of equity greater than 15% (fifteen percent) of Oi S.A. preferred (OIBR4) on March 10, 2017.

I.	name and identification of the acquirer, indicating the Corporate Taxpayers’ Registry number	BANCO SAFRA S/A CNPJ: 58.160.789/0001-28 In its capacity as fund manager
II.	reasons for obtaining the equity and the target amount to be obtained

The investor does not intend to alter the Company’s control or management structure; however, it protects, and intends to assert, all of its rights as shareholder to protect the economic interests of its clients. The fund does not have a pre-established target amount for its investment/equity in the Company.

III.	number of shares, subscription bonus, and subscription rights for shares and stock options, by type and class, already held directly or indirectly, by the acquirer or affiliate of the acquirer.	OIBR4 Quantity: 25,416,800 Percentage: 16.11% End of March 10, 2017
IV.	number of convertible notes, already held, directly or indirectly, by the acquirer or affiliate of the acquirer, specifying the quantity of shares subject to potential conversion, by type and class	Not applicable
V.	indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of the Company’s securities.	Not applicable

We remain available for any additional clarifications.

Sincerely,

J. SAFRA SERVIÇOS DE ADMINISTRAÇÃO FIDUCIÁRIA LTDA.

Departamento Jurídico

juridico.asset@safra.com.br

Telefones: 11.3175.8981 / 7598 / 4225”

Rio de Janeiro, March 14, 2017.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer